SUB-ITEM 77E:   LEGAL PROCEEDINGS

Several lawsuits have been filed relating to Hussman Strategic Growth Fund’s investment in Tribune Company common stock in connection with Tribune Company’s Chapter 11 bankruptcy.  The lawsuits stem from a leveraged buyout by which Tribune Company converted to a privately-held company in 2007.  On November 1, 2010, the registrant and Hussman Strategic Growth Fund (“HSGFX”) were named as defendants and putative members of the proposed defendant class of shareholders in an adversary proceeding brought by The Official Committee of Unsecured Creditors of Tribune Company in the U.S. Bankruptcy Court for the District of Delaware.  That action was subsequently transferred to the U.S. District Court for the Southern District of New York by order of the Judicial Panel on Multidistrict Litigation, and Marc S. Kirschner, the Litigation Trustee for the Tribune Litigation Trust, became successor plaintiff to the Creditors Committee on December 31, 2012, the effective date of Tribune Company’s plan of reorganization.  On June 3, 2011, the registrant and HSGFX were named as defendants in a lawsuit filed by the indenture trustees of certain noteholders of Tribune Company in the U.S. District Court for the Southern District of Ohio.  On September 28, 2011, HSGFX was named as a defendant in a similar action in the U.S. District Court for the District of Maryland.  Both of those actions have also been transferred to the U.S. District Court for the Southern District of New York for coordinated proceedings with many other similar lawsuits against former Tribune Company shareholders.  The registrant and HSGFX may also be putative defendant class members in some of these actions.  The plaintiffs in all these lawsuits seek to recover amounts paid to shareholders of Tribune Company in connection with the leveraged buyout, plus interest and attorneys’ fees and expenses.  Oral argument on a motion to dismiss certain of the actions was held on May 23, 2013.  The Court has not yet decided that motion.  On June 4, 2013, the Litigation Trustee in another related action moved to amend the operative compliant filed in that action.  The proposed amended complaint names HSGFX as one of the class representatives for certain of the shareholder defendants.  The Court granted the motion on July 22, 2013, but the Litigation Trustee has not yet filed the new complaint.

The lawsuits allege no misconduct by the registrant or HSGFX, and the registrant and HSGFX intend to defend themselves vigorously in the lawsuits.  If the lawsuits were to be decided or settled in a manner adverse to HSGFX, the payment of such judgments or settlements could adversely affect HSGFX’s net asset value per share.  The adverse impact to HSGFX is not expected to exceed materially the value of the proceeds received by HSGFX in connection with the leveraged buyout, which was $29,432,814 (which constitutes, as of June 30, 2013, approximately 1.4% of HSGFX’s net assets), plus interest.